EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Massey Energy Company for the registration of its common stock, preferred stock, warrants, debt securities and guarantees of debt securities and to the incorporation by reference therein of our reports dated February 28, 2008, with respect to the consolidated financial statements and schedule of Massey Energy Company, and the effectiveness of internal control over financial reporting of Massey Energy Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

August 5, 2008

Richmond, Virginia